Exhibit 99.1

Safe-T to Acquire NetNut Ltd., a Business Proxy Network Solution Provider

Company Secures $6 Million in Private Placement to Finance Acquisition

HERZLIYA, Israel, April 10, 2019 - Safe-T Group Ltd. (NASDAQ, TASE: SFET), a provider of software-defined access solutions for the hybrid cloud, announced today that it has signed an agreement to acquire NetNut Ltd. (“NetNut”), an Israeli-based company focused on business proxy network solutions.

Safe-T will purchase the entire share capital of NetNut from its shareholders, and the assets required for NetNut’s ongoing operations from its parent corporation, in consideration of $9.7 million, which will be paid in a combination of equity and cash (approx. 40%-60% split, respectively). The consideration may include an additional earn-out payment in 2020, subject to the level of increase of NetNut’s revenues during 2019 compared to 2018. The closing of the transaction is subject to Safe-T’s shareholders’ approval and other closing conditions which are customary to such transactions. Further details of the agreement will be provided in a notice to shareholders, convening a shareholders meeting for approval of this transaction.

According to unaudited financial information provided to Safe-T, NetNut has shown significant growth in revenues from $0.8 million in 2017 (unaudited) to $2.2 million (unaudited) in 2018, has no debts or long-term liabilities, and comes with efficient operational expenses management.

NetNut provides expertise in the fast-growing market of cloud services, and is offering exclusive, wholly-owned global proxy network services based on a unique partnership model and technology with Internet Service Providers worldwide which are used by both cyber and web intelligence companies. NetNut complements Safe-T’s current services and has the potential to introduce opportunities in new markets and industries while increasing revenue and cash flow.

Safe-T also announced it has entered into definitive agreements with two U.S. institutional investors for an aggregate $6 million convertible loan which, primarily will be used by Safe-T to finance the cash portion of NetNut acquisition. The loan is for a term of 18 months, will bear interest at 8% per annum, and is convertible into 2,926,829 American Depositary Shares (ADSs) representing 117,073,160 of Safe-T’s ordinary shares at a conversion price of $2.05 per ADSs, subject to adjustment. Safe-T has also agreed to issue to the investors warrants to purchase up to 2,926,829 ADSs at an exercise price of $2.3575 per ADS, subject to adjustment, and to register the resale of the ADSs issuable upon conversion of the loan and exercise of the warrants with the U.S. Securities and Exchange Commission. The closing of the $5 million portion of the loan is subject to Safe-T’s shareholders’ approval and other customary closing conditions.

The acquisition is aimed to allow Safe-T to offer its customers a cloud-based Software Defined Access service by combining its Software Defined Perimeter (SDP) technology with NetNut’s globally-located independent cloud-based service. With the ability to use an anonymous IP address, Safe-T’s customers are expected to further enhance security and control of all incoming access to internal services and outgoing web browsing.

Safe-T previously announced its intent to acquire a business proxy network solution company on January 29, 2019.

About Safe-T

Safe-T Group Ltd. (Nasdaq, TASE: SFET), is a provider of software-defined access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats.

About NetNut Ltd.

NetNut Ltd. is a provider of secure business proxy network, enabling to route any HTTP/S requests through residential IPs. Based on the company proprietary routing technology and partnerships with ISPs globally, NetNut’s architecture is unique in its ability to provide residential IPs with one hop connectivity to the target site thus providing smooth and efficient traffic flow, with high speeds and low latency. With its exclusively controlled worldwide network, NetNut offers interruptions-free service with low fail rate, unlimited concurrent connections, instant scaling and simple integration. NetNut’s residential IP proxy network services enable multiple business use cases, such as online ad verification, retail price and inventory comparisons, content/application quality assurance (QA), network security penetration and load testing of websites/applications and other large-scale data mining and analysis.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the transaction with NetNut, that the consideration may include an additional earn-out payment in 2020, the closing of the NetNut transaction and closing conditions, convening a shareholders meeting for approval of the NetNut transaction, the closing of the convertible loan, the benefit of using NetNut’s web service, the contribution of the purchase to Safe-T’s penetration of new markets and reaching additional customers, and that NetNut’s had unaudited revenues of $0.8 million in 2017 and $2.2 million in 2018 with streamlined operational expenses, which may suggest future revenues and cash burn rate trends. Because such statements deal with future events and are based on Safe-T’s current expectations and/or on information provided to Safe-T, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information

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Michal Efraty: +972-(0)52-3044404

michal@efraty.com